Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of WCF Bancorp, Inc.:

Name	State of Incorporation

WCF Financial Bank	Federal

WCF Financial Service Corp.*	Iowa

* Inactive subsidiary of WCF Financial Bank